SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Amprius Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03214Q 108

(CUSIP Number)

Justin Mirro

Kensington Capital Partners, LLC

1400 Old Country Road, Suite 301

Westbury, New York 11590

(703) 674-6514

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03214Q 108

1	NAME OF REPORTING PERSON Kensington Capital Sponsor IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 03214Q 108

1	NAME OF REPORTING PERSON Kensington Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,419,142
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,419,142
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,419,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 03214Q 108

1	NAME OF REPORTING PERSON Justin Mirro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER 8,419,742
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER 8,419,742

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,619,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This amendment (this “Amendment No. 2”) is filed on behalf of Kensington Capital Sponsor IV LLC (the “Sponsor”), Kensington Capital Partners, LLC (“Kensington”) and Justin Mirro.

This Amendment No. 2 amends the Schedule 13D originally filed with the Commission on March 18, 2022, as amended on May 12, 2022 (the “Original Schedule 13D”). The issuer of the equity securities to which this statement relates was named “Kensington Capital Acquisition Corp. IV” in the Original 13D and was a Cayman Islands exempted company incorporated with limited liability. On September 14, 2022, Kensington Capital Acquisition Corp. IV consummated a business combination transaction in which it changed its name to “Amprius Technologies, Inc.” and became a Delaware corporation.

All terms used, but not defined, in this Amendment No. 2 are as defined in the Original Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

This Amendment No. 2 is being filed in connection with the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”). In connection with the Closing, (i) the Issuer domesticated as a Delaware corporation, (ii) the Issuer changed its name to “Amprius Technologies, Inc.,” (iii) the Issuer’s Class A and Class B ordinary shares were converted one-for-one into common stock, par value $0.0001 per share (“Common Stock”), and (iv) “03214Q 108” was designated as the CUSIP number for the Common Stock.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is amended to read as follows:

Title of class of equity securities to which this statement relates: Common Stock

Name and address of the issuer of such securities (the “Issuer”):

Amprius Technologies, Inc.

1180 Page Avenue

Fremont, CA 94538

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended to read as follows:

(a) This statement is being filed by the Sponsor, Kensington and Justin Mirro (collectively, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The principal business address of each of the Reporting Persons is 1400 Old Country Road, Suite 301, Westbury, New York 11590.

(c) Until the Closing, the Sponsor’s principal business had been to act as the Issuer’s sponsor. The Sponsor is in the process of distributing its assets and liquidating (the “Sponsor Liquidation”). The principal business of Kensington is to make investments and provide strategic advice to its portfolio companies ranging from capital markets, investment strategy and operational performance. The principal business of Mr. Mirro, in addition to his role as a director of the Issuer, is to serve as managing member of Kensington. In addition, Mr. Mirro holds offices at various other affiliates of Kensington.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor and Kensington are each a Delaware limited liability company. Mr. Mirro is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended as follows:

The aggregate purchase price for the PIPE Securities (as defined below) owned by the Reporting Persons was $1,110,000. The source of these funds was the working capital of Kensington. The other securities beneficially owned by Kensington or Justin Mirro, as reported on this statement, were received in connection with the Sponsor Liquidation.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended as follows:

Concurrently with the closing of the transactions contemplated by the Business Combination Agreement, (i) the Sponsor and certain other stockholders of the Issuer entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which (among other things) the Issuer granted the stockholders party thereto certain rights to have their securities of the Issuer registered under the Securities Act of 1933, as amended, (ii) the Issuer consummated the transactions contemplated by separate subscription agreements (each a “Subscription Agreement”) with a number of investors (including Kensington), pursuant to which (among other things) such investors agreed to purchase, and Kensington agreed to issue to such investors, PIPE Units (as defined below) at a price of $10.00 per PIPE Unit, and Kensington purchased 111,000 PIPE Units, (iii) in connection with the Sponsor Liquidation, the Sponsor distributed securities owned by it to its members, including 2,497,142 shares of Common Stock and 4,700,000 Warrants (as defined below) to Kensington Capital Partners, LLC, and 1,000,000 shares of Common Stock to Justin Mirro, as trustee of the Justin E. Mirro 2020 Qualified Annuity Trust dated 6/27/20, and (iv) the Issuer issued 200,000 Working Capital Warrants (as defined below) to Justin Mirro. The Subscription Agreements provide the investors thereunder certain registration rights with respect to the securities they purchased therein.

As used herein “PIPE Unit” means (i) one share of Common Stock, and (ii) one warrant (each, a “PIPE Warrant”) to purchase one share of Common Stock. The terms of the PIPE Warrants are governed by a warrant agreement (the “PIPE Warrant Agreement”) entered by the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (“CST”). The PIPE Warrants are substantially identical to the Issuer’s existing public warrants, except that the exercise price of each PIPE Warrant is $12.50 per share (instead of $11.50 per share, which is the exercise price for the existing public warrants) and the average sales price of the Common Stock will need to exceed $20.00 per share (instead of $18.00 per share for the existing public warrants) for the Issuer to be able to redeem the PIPE Warrants; also, the PIPE Warrants will not be listed on any securities exchange.

As used herein “Warrants” has the meaning assigned to such term in the Warrant Agreement, dated as of March 1, 2022 (the “Initial Warrant Agreement”) between the Issuer and CST.

As used herein “Working Capital Warrants” has the meaning assigned to such term in the Initial Warrant Agreement.

The descriptions of the Registration Rights Agreement, the Subscription Agreement and the PIPE Warrant Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which were filed by the Issuer as Exhibit 10.1, 10.14 and 4.2, respectively, to the Form 8-K filed by the Issuer with the SEC on September 16, 2022 (and are incorporated by reference herein as Exhibits 10.5, 10.6 and 4.1, respectively).

The description of the Initial Warrant Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.1 to the Form 8-K filed by the Issuer with the SEC on March 4, 2022 (and is incorporated by reference herein as Exhibit 4.2).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended to read as follows:

(a) - (b) As of September 14, 2022, the Reporting Persons (other than the Sponsor) may be deemed to beneficially own 8,619,142 shares of Common Stock, which represents 9.7% of the Common Stock, determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The Sponsor is controlled by its managing member, Kensington, which is controlled by its managing member, Justin Mirro. Justin Mirro indirectly has the sole voting and dispositive power of the securities held by Kensington and the Sponsor.

The percentage of the Common Stock held by the Reporting Persons is based on 84,168,916 shares of Common Stock issued and outstanding as of September 14, 2022 as reported by the Issuer in its Current Report on Form 8-K filed by the Issuer with the SEC on September 16, 2022.

Amount beneficially owned: See the responses to Row 11 on the attached cover pages. An aggregate of 1,000,000 shares of Common Stock owned by Elizabeth Mirro, as trustee of the Kensington Capital Trust dated 6/27/20. Elizabeth Mirro is Justin Mirro’s spouse. Mr. Mirro disclaims beneficial ownership of such shares.

Percent of class: See the responses to Row 13 on the attached cover pages.

Number of shares as to which such person has:

(i) sole power to vote or direct the vote: See the responses to Row 7 on the attached cover pages;

(ii) shared power to vote or direct the vote: See the responses to Row 8 on the attached cover pages;

(iii) sole power to dispose or direct the disposition of: See the responses to Row 9 on the attached cover pages;

(iv) shared power to dispose or direct the disposition of: See the responses to Row 10 on the attached cover pages.

(c) Except as set forth in Item 4 (which is incorporated herein by reference) none of the Reporting Persons has effected any transactions of the Issuer’s ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) The Sponsor ceased to be the beneficial owner of more than 5% of the Common Stock on September 14, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended as follows:

The disclosure set forth in Item 4 of this Amendment No. 2 is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended as follows:

Exhibit 4.1	Warrant Agreement dated as of September 14, 2022 between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 16, 2022).

Exhibit 4.2	Warrant Agreement dated as of March 1, 2022 between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2022).

Exhibit 10.5	Registration Rights Agreement, dated as of September 14, 2022, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 16, 2022).

Exhibit 10.6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 16, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: September 23, 2022	KENSINGTON CAPITAL SPONSOR IV LLC By: Kensington Capital Partners, LLC Its: Managing Member

	By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Managing Member

Date: September 23, 2022	KENSINGTON CAPITAL PARTNERS, LLC

	By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Managing Member

Date: September 23, 2022		/s/ Justin Mirro
JUSTIN MIRRO